centrica
taking care of the essentials

Centrica plc
Millstream
Maidenhead Road
Windsor
Berkshire SL4 5GD

Telephone 01753 494000
Facsimile 01753 494001
www.centrica.com

82-4518

7 September, 2005

Office of International Corporation Finance
Division of Corporation Finance
Securities and Exchange Commission
40 Fifth Street, N.W.
Washington D.C. 20549
USA

05011336

SUPPL

Dear Sir / Madam

Centrica plc
Notification of Major Interests in Shares
The enclosed document is to be furnished to the Securities and Exchange Commission (the "SEC") on behalf of Centrica plc (the "Company") pursuant to the exemption from the Securities Exchange Act 1934 (the "Act") afforded by Rule 12g 3-2 (b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g 3-2 (b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Yours faithfully

For and on behalf of
Centrica plc

PROCESSED
SEP 21 2005
THOMSON
FINANCIAL

7 September 2005

Centrica plc

Centrica plc received on 7 September 2005 a notification stating that the interest of Barclays PLC in Centrica plc constituted a notifiable interest for the purposes of section 198 of the Companies Act 1985.

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of company

Centrica plc

2. Name of shareholder(s) having a major interest

Barclays PLC

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

Not known

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

Barclays Global Fund Advisors	**8,954,843**
Barclays Bank Trust Company Ltd	**74,567**
Gerrard Limited	**20,019,544**
Barclays Life Assurance Co Ltd	**6,635,649**
Barclays Global Investors Japan Trust & Banking	**4,517,107**
Barclays Global Investors Australia Ltd	**1,717,800**
Barclays Global Investors Ltd	**58,177,195**
Barclays Capital Securities Ltd	**2,482,844**
Barclays Global Investors, N.A.	**41,976,397**
Barclays Global Investors Japan Ltd	**1,637,385**
Barclays Global Investors Canada Ltd	**110,993**
Barclays Private Bank and Trust Ltd	**10,860**
Barclays Private Bank Ltd	**2,737,147**

5. Number of shares / amount of stock acquired

Not known

6. Percentage of issued class

Not known

7. Number of shares / amount of stock disposed

N/A

8. Percentage of issued class

N/A

Ordinary 6 14/81 pence

10. Date of transaction
Not known

11. Date company informed
7 September 2005

12. Total holding following this notification
149,052,331

13. Total percentage holding of issued class following this notification
4.06 %

14. Any additional information
None

15. Name of contact and telephone number for queries
Robin Healy 01753 494 017

16. Name and signature of authorised company official responsible for making this notification
Robin Healy

Date of notification
7 September 2005

centrica
taking care of the essentials

Centrica plc
Millstream
Maidenhead Road
Windsor
Berkshire SL4 5GD

Telephone 01753 494000
Facsimile 01753 494001
www.centrica.com

9 September, 2005

Office of International Corporation Finance
Division of Corporation Finance
Securities and Exchange Commission
40 Fifth Street, N.W.
Washington D.C. 20549
USA

Dear Sir / Madam

Centrica plc
British Gas Statement on Energy Prices
The enclosed document is to be furnished to the Securities and Exchange Commission (the "SEC") on behalf of Centrica plc (the "Company") pursuant to the exemption from the Securities Exchange Act 1934 (the "Act") afforded by Rule 12g 3-2 (b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g 3-2 (b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Yours faithfully

For and on behalf of
Centrica plc

CENTRICA STATEMENT

9 September 2005

Centrica plc, confirms that its wholly owned subsidiary, British Gas, has today issued a statement regarding energy prices, a copy of which is attached.

British Gas's pricing policy is to fully recover the wholesale costs of energy from its customers, respecting both the level and volatility in the forward curve and the competitive dynamics of the market. On this occasion, it has chosen to extend the time over which it will recover wholesale costs and as a result, British Gas profits in the second half will be significantly reduced.

There is considerable risk and volatility in the wholesale energy markets in the fourth quarter, and Centrica believes, based on its latest forecasts for wholesale prices, that Group earnings for 2005 will be towards the lower end of market expectations.

Ends

Attached: British Gas Statement on Energy Prices

Contact:

Investor Relations on 01753 494900
Media Relations on 01753 494104/01753 494105 /01753 494088

BRITISH GAS STATEMENT ON ENERGY PRICES

British Gas, today announced it is to increase domestic energy prices. This follows recent moves by Powergen (E.ON) and EDF Energy.

The 14.2 per cent increase in gas and electricity prices takes effect from 19 September 2005 and comes on the back of record highs in the cost of wholesale gas driven by soaring oil prices and declining North Sea gas reserves.

An independent report from *Global Insight* [1] this week found each $10 per barrel increase in the price of crude oil gives rise to a 7 p per therm increase in wholesale gas prices – or an extra £50 a year[2] on the average domestic gas bill. *Global Insight* found that the oil-gas linkage resulted from non-liberalised markets in Europe and could cost the UK an additional £10 billion in 2006.

The current forward price of gas for the second half of 2005 is 50 per cent above the same period in 2004 and 31 per cent above the market price for the first half of 2005. For electricity, it is 61 per cent and 43 per cent higher respectively.[3] British Gas is not fully passing through these higher commodity costs in this price increase as it continues to try to mitigate the impact on customers, including an intense focus on driving down operating costs.

Amid concern about the impact of rising energy costs on the fuel poor, British Gas will be offering support to a quarter of a million of its most vulnerable customers through a rebate[4] of up to £60. For the average customer, this will offset the impact of the price increase this winter. This is the biggest single social initiative carried out by any UK energy company. It comes on top of the existing £10 million British Gas Energy Trust Fund which is helping customers in debt who need financial assistance to pay their bills.

The one million customers who signed up to British Gas' *Price Protection,* which caps energy prices until 2007, will not be affected by the price increase until April 2007. British Gas is now launching a further fixed price product, enabling dual fuel customers to fix their energy prices until 2010 at no extra cost[5].

Mark Clare, Managing Director, British Gas, said: "We are no longer an energy island - spiralling world oil prices are now having an unprecedented impact on the cost of gas as the UK is now dependent on imports. In these difficult times it is more important than ever that our customers take action to save energy and so reduce their bills. British Gas already invests £130m a year in energy efficiency measures for customers and we will now offer additional incentives for those that are prepared to take action. We are also offering a winter rebate to offset the cost of this increase to our most vulnerable customers who would otherwise be hit hardest."

Looking forward, British Gas warned that European Union member states must urgently open their markets if UK consumers were not to suffer even higher prices. Most major gas pipelines and storage facilities on the Continent are owned by monopolies or near monopolies and are in practice inaccessible to UK suppliers wishing to transport gas across Europe.

Notes to editors

Price increases are actual not averages and apply to all customers on all payment methods.

1 Global Insight report - The UK gas market - impacts of interactions with the wider European gas market. Global Insight stated: 'The study reveals how limited liberalisation in Continental gas markets could cost the UK Gas end-user as much as £10 billion in 2006 (around half of the total value of the gas supply bill). These costs predominantly arise because the lack of liberalisation has meant that the pricing of gas on an oil-indexed basis across Europe has been maintained, isolating the level of European gas prices from underlying supply and demand dynamics. The study notes how a 10 $/barrel increase in the cost of oil can increase the costs of European gas by around 7 pence / therm.' Contact Global Insight Media Relations on 020 7452 5183 for a copy of the report.

2 £50 based on annual consumption of 20,500 kWh, and 7p/therm = 0.2388 p/kWh, giving £48.95 increase (1 therm = 29.3071 kWh).

3 On 5th September 2005 the average forward price for gas for the second half of the year was 50 per cent above the same period in 2004 (41.27p/therm compared with 27.56 p/therm) and 31pc above the market price for the first half of 2005 (41.27p/therm compared with 31.44 p/therm. For electricity it was 61pc (i.e. £40.98/ Mwh compared with £25.53 /Mwh) and 43pc (i.e. £40.98/Mwh compared with £28.68 /Mwh) respectively. Source: gas prices based on IPE data. Electricity prices based on Spectron Data and Heren Data

4 Provides two fixed 'winter' discounts, totalling £40 for gas / £20 for electricity in two instalments Nov 05/Feb 06. This will fully offset the additional costs of energy against typical domestic consumption. A member of the household must be in receipt of eligible benefits.

5 Provides peace of mind and security in a volatile market by providing the customer a fixed price offering for gas and electricity until 2010. Electricity is offered at a -4.8% discount and gas at a 2.8% premium against standard prices. Customer taking both fuels at national average (20,500 kWh gas and 3,300 kWh electricity) and with gas representing 67% of total dual fuel bills, and single rate electricity representing 33% consumption pays no additional cost. Limited product offer, cancellation fee applicable. Excludes gas pre payment customers.

centrica

taking care of the essentials

Centrica plc
Millstream
Maidenhead Road
Windsor
Berkshire SL4 5GD

Telephone 01753 494000
Facsimile 01753 494001
www.centrica.com

9 September, 2005

Office of International Corporation Finance
Division of Corporation Finance
Securities and Exchange Commission
40 Fifth Street, N.W.
Washington D.C. 20549
USA

Dear Sir / Madam

Centrica plc
Notification of Major Interests in Shares

The enclosed document is to be furnished to the Securities and Exchange Commission (the "SEC") on behalf of Centrica plc (the "Company") pursuant to the exemption from the Securities Exchange Act 1934 (the "Act") afforded by Rule 12g 3-2 (b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g 3-2 (b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Yours faithfully

For and on behalf of
Centrica plc

9 September 2005

Centrica plc

Centrica plc received on 9 September 2005 a notification stating that the interest of Petronas International Corporation Limited in Centrica plc constituted a notifiable interest for the purposes of section 198 of the Companies Act 1985.

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of company
Centrica plc

2. Name of shareholder(s) having a major interest
Petronas International Corporation Limited

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18
Not known

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them
Not known

5. Number of shares / amount of stock acquired
36,000,000

6. Percentage of issued class
0.98

7. Number of shares / amount of stock disposed
N/A

8. Percentage of issued class
N/A

9. Class of security
Ordinary 6 14/81 pence

10. Date of transaction
7 and 8 September 20005

11. Date company informed
9 September 2005

12. Total holding following this notification
145,000,000

13. Total percentage holding of issued class following this notification
3.95

14. Any additional information
None

15. Name of contact and telephone number for queries
Robin Healy 01753 494 017

16. Name and signature of authorised company official responsible for making this notification
Robin Healy

Date of notification
9 September 2005

82O-3120

DSM Press Release

DSM, Corporate Communications,
P.O. Box 6500, 6401 JH Heerlen, The Netherlands
Telephone (31) 45 5782421, Fax (31) 45 5740680
Internet: www.dsm.com
E-mail : media.relations@dsm.com

DSM

24E

Heerlen (NL) / Shanghai (PRC), 8 September 2005

DSM Opens R&D Center in China

DSM, the world-leading supplier of life science and nutritional products, performance materials and industrial chemicals, today opened its first Research & Development (R&D) Center in China. The center is located in Shanghai.

The DSM R&D Center China will be the company's main R&D base in the country and will form a vital part of DSM's global R&D network. In addition to carrying out product and applications development work, the center will support DSM's businesses in several other ways: by tracking market trends, by proactively responding to the needs of customers, and through interaction with the external know-how infrastructure, such as partners in universities, scientific research institutes and industry. DSM Nutritional Products, DSM Food Specialties and DSM NeoResins will be the first three DSM businesses to operate facilities at this R&D Center.

"DSM began its first phase of long-term growth in China through technology licensing activities in the 1960s. For the past decade DSM has made significant investments in the country—the second phase of long-term growth. Today, with the opening of the DSM R&D Center China, DSM begins its third phase," said Mr. Jan Zuidam, Deputy Chairman of DSM's Managing Board of Directors. *"Establishing this R&D footprint in China gives us the opportunity to integrate better with China's science and technology community and to get embedded into the Chinese business value chain."*

DSM has always maintained a strong emphasis on innovation. Throughout its century-long history of transformation and business expansion, innovation, in which R&D plays a crucial role, has been and will stay a top priority. Total R&D expenditures in 2004 amounted to EUR 286 million, around 4% of net sales. Worldwide, DSM has approximately 2,000 R&D staff organized around a range of competences at the forefront of technology. Consequently, DSM enjoys a competitive technological advantage in fields as varied as nutritional science, biotechnology and materials science. This helps DSM achieve innovations that improve people's lives.

DSM also works closely with some of the world's most innovative R&D partners, exchanging scientific and technological knowledge with some 2,000 university departments worldwide. DSM currently owns 13,000 patents, covering 2,500 individual inventions; some 250 patent filings take place every year.

In China, DSM is very active in seeking partnerships with research institutions to develop products and solutions that meet the needs of Chinese customers. The company's various R&D units already have contacts with several leading Chinese universities. DSM and Fudan University's joint lab will open later this month. The partnership will give the renowned Chinese institution the financial, technological, manufacturing and management support needed to exploit innovations to the fullest.

DSM Press Release

DSM

DSM is active worldwide in life science products, performance materials and industrial chemicals. The group develops, produces and markets innovative products and services that are designed to raise the quality of life. DSM's products are used in a wide range of end-use markets and applications, including human and animal nutrition and health, cosmetics, pharmaceuticals, the automotive industry, coatings, the construction industry and the electrics & electronics market. The group has annual sales of around EUR 8 billion and employs about 23,000 people worldwide. DSM is a leading world player in many of the markets in which it operates and has plants and facilities on every continent. The company's head office is in the Netherlands. For more information on DSM, please visit www.dsm.com.

For more information:

DSM Corporate Communications
Nelleke Barning
tel. +31 (45) 5782017
fax +31 (45) 5740680
e-mail media.relations@dsm.com

DSM Investor Relations
Dries Ausems
tel. +31 (45) 5782864
fax +31 (45) 5782595
e-mail investor.relations@dsm.com

Forward-looking statements

This press release contains forward-looking statements. These statements are based on current expectations, estimates and projections of DSM management and information currently available to the company. The statements involve certain risks and uncertainties that are difficult to predict and therefore DSM does not guarantee that its expectations will be realized. Furthermore, DSM has no obligation to update the statements contained in this press release.